WALLACE A. GLAUSI

ATTORNEY AT LAW
550 PARK AVENUE, SUITE 220
PORTLAND, OR 97205

(503) 515-3657

July 22, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Re	LB 1 LLC
Response to Comments on Amendment No. 2 to Offering Statement on Form 1-A Filed June 15, 2020 File No. 024-11147

Dear Examiners,

Below are our comments, in bold type, to your letter of June 22, 2020.

Amendment No. 2 to Offering Statement on Form 1-A filed June 15, 2020

General

1.	We note your revised disclosure on page 6 that the notes pay quarterly interest. Additionally we note the five percent penalty if a note holder requests early repayment. It appears that your secured promissory note states that interest is due and will be paid in full on maturity and does not reference a five percent penalty for prepayments. Please reconcile your disclosure on page 6 with your secured promissory note. In this regard, please add a risk factor that discusses the five percent penalty if a note holder requests early repayment.

ANSWER: We have corrected the reference to reflect payment of interest on maturity. Additionally, we have removed the reference to the five percent penalty and have therefore not included any additional risk factor in that regard.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

July 22, 2020

2.	We note the disclosure on page 23 that because of your reputation as a company that has the “ability to close (complete deals)” many local institutions seek Amed and Rochelle when looking to liquidate assets for cash. It appears that your sponsors have previous experience with other programs that have invested primarily in real estate. Please provide narrative disclosure of your prior performance. For example, please provide disclosure related to compensation and prior performance in accordance with Guide 5, as applicable. Please refer to Release No. 33-6900 (June 17, 1991) and Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

ANSWER: Please see additional information regarding sponsors provided to comply with the referenced guidance.

3.	We note your response to comment 1 and that you will not change interest rates. Please revise the cover page to include the table of interest rates based on the investment amount and duration.

ANSWER: We have added the referenced table to the cover page as requested.

Respectfully submitted,

Attorney at Law